Exhibit 99.1

Sun Life Financial Reports Third Quarter 2013 Results

The information contained in this document concerning the third quarter of 2013 is based on our unaudited interim financial results for the period ended September 30, 2013. Unless otherwise noted, all amounts are in Canadian dollars.

Third Quarter 2013 Financial Highlights

•	Operating net income(1) from Continuing Operations(2) of $422 million, compared to $459 million in the third quarter of 2012. Reported net income from Continuing Operations of $324 million, compared to $441 million in the same period last year. Results reflect continued business growth and favourable interest rate and equity market experience
•	Operating earnings per share(1) ("EPS") from Continuing Operations of $0.69, compared to $0.77 in the third quarter of 2012. Reported EPS from Continuing Operations of $0.53, compared to $0.74 in the same period last year
•	We completed the sale of our U.S. Annuity Business(2) during the quarter
•	Operating return on equity(1) ("ROE") (Combined Operations)(2)(3) of 12.6%, compared to 11.8% in the third quarter of 2012. Reported ROE (Combined Operations)(3) of (14.2)% (reflecting the loss on the sale of our U.S. Annuity Business), compared to 11.3% in the same period last year
•	Quarterly dividend of $0.36 per share
•	MCCSR ratio for Sun Life Assurance(4) of 216%

TORONTO, Nov. 6, 2013 /CNW/ - Sun Life Financial Inc.(5) (TSX: SLF) (NYSE: SLF) reported operating net income from Continuing Operations of $422 million in the third quarter of 2013, compared to $459 million in the third quarter of 2012. Our operating EPS from Continuing Operations was $0.69 in the third quarter of 2013, compared to $0.77 in the third quarter of 2012. Reported net income from Continuing Operations was $324 million or $0.53 per share in the third quarter of 2013, compared to reported net income from Continuing Operations of $441 million or $0.74 per share in the same period last year.

Operating net income excluding the net impact of market factors from Continuing Operations was $337 million in the third quarter of 2013 compared to $492 million in the third quarter of 2012. Non-capital market related assumption changes and management actions in the third quarter of 2013 were unfavourable by $111 million, and favourable in the same period in 2012 by $164 million. Removing these amounts from both years, operating net income excluding the net impact of market factors from Continuing Operations would have been $448 million in the third quarter of 2013, as compared to $328 million in the third quarter of 2012.

"Sun Life's results were driven by strong underlying performance across our four strategic growth pillars," Dean Connor, President and CEO, said. "We generated another strong quarter of sales growth, with wealth sales up 25%, insurance sales up 6% and continued growth in Value of New Business. We also benefited from favourable market conditions. During the quarter, we also completed the sale of our U.S. Annuity Business to Delaware Life Holdings, LLC, a milestone that has significantly improved Sun Life's risk profile."

(1)	Operating net income (loss) and financial measures based on operating net income (loss), such as operating earnings (loss) per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are not based on International Financial Reporting Standards ("IFRS"). See Use of Non-IFRS Financial Measures. All EPS measures refer to diluted EPS, unless otherwise stated.
(2)	Effective August 1, 2013 we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"). As a result of this transaction, we have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations".
(3)	Measures derived from equity are presented on a Combined Operations basis.
(4)	MCCSR represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
(5)	Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".

The following table sets out our operating net income measures for the third quarter of 2013.

($ millions, after-tax)	Q3'13
Operating net income (loss) from Continuing Operations	422
Net equity market impact	21
Net interest rate impact	27
Net gains from increases in the fair value of real estate	9
Actuarial assumption changes driven by changes in capital market movements	28
Operating net income (loss) excluding the net impact of market factors from Continuing Operations	337

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

"Sun Life's overall premiums and deposits grew 26% to $33 billion. This growth was driven by US$8.6 billion net sales in MFS," Connor said. "MFS had a very strong quarter, finishing the period with record assets under management of US$386 billion, driven by continued strong sales and investment performance."

"In Canada, we delivered double-digit growth in sales of both individual life and health insurance and wealth products compared to the same period last year," Connor said. "Sales momentum continued in SLGI with mutual fund retail sales increasing 78%."

"We continue to see positive results from the execution of our U.S. strategy, with sales in our Employee Benefits Group rising 25% compared to the same period last year, driven by a 47% increase in voluntary benefit sales and a 44% increase in stop loss sales. We are taking concrete steps to improve distribution and operating effectiveness and enhance the customer experience," Connor said. "Our Life and Investment Products' international business continues to grow, with new offices opening internationally and sales increasing 35% over the same quarter last year."

"We are pleased with the continued growth in Asia as insurance sales rose 5% due to higher sales in the Philippines, Hong Kong and Indonesia, and wealth sales increased 56%, primarily due to increased mutual fund sales in the Philippines and MPF sales in Hong Kong," Connor said. "We introduced new products in Malaysia and Vietnam during the quarter, expanding our presence in both markets."

Operational Highlights

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Becoming the best performing life insurer in Canada
Sun Life Financial Canada continues to progress towards achieving its goal of becoming the best performing life insurer in Canada with strong third quarter results.

Individual Insurance sales of $75 million in the third quarter grew 17% compared to the same period last year, with wholesale insurance sales achieving record quarterly results. Individual Wealth sales exceeded the same quarter in the prior year by 30%, driven by strong payout annuity and mutual fund sales. Sun Life retained its first place position in payout annuities with 44% market share (as measured by LIMRA).

The Career Sales Force ("CSF") continued to grow during the quarter reaching 3,700 advisors and managers across the country.

Sun Life Global Investments (Canada) Inc. ("SLGI") retail sales increased by 78% over the same period last year, as a result of accelerated sales momentum.

Seven SLGI long-term funds (Series A) have passed their three-year anniversary and were above the median in their respective categories based on fund performance, with four funds in the first quartile. Sun Life MFS Global Value, Sun Life MFS International Value and Sun Life MFS Global Total Return were rated five stars by Morningstar and delivered top ten performance in each of their respective categories.

Group Retirement Services ("GRS") assets under administration reached a record high of $61 billion, driven by favourable market growth and strong sales, including higher rollover retention rates.

Group Benefits ("GB") recorded a solid quarter, with strong results in the long-term disability line resulting in an increase in year-to-date operating earnings of 7% compared to the same period last year.

Becoming a leader in group insurance and voluntary benefits in the United States
Sun Life Financial U.S. continues to transform and grow its group insurance and voluntary benefits businesses.

Total Employee Benefits Group ("EBG") sales in the third quarter of 2013 increased 25% compared to the same period last year. Voluntary benefits sales increased 47% compared to the prior year.

EBG continues to expand its product suite and released two new group voluntary accident insurance plans that provide protection for customers who are injured in a variety of covered accidents. EBG also launched an innovative stop-loss cancer offering that provides an enhanced benefit to self-insured employers that offer Sun Life's cancer products to their employees.

Growing our asset management businesses globally
Global assets under management ("AUM") ended the quarter at $590 billion compared to $591 billion in the prior quarter. AUM decreased $30 billion due to the sale of our U.S. Annuity Business, offset by a net positive impact of $29 billion from net sales, market appreciation and foreign exchange movements.

MFS continues its record-setting performance ending the quarter with AUM of US$386 billion, an all-time high. Gross sales of US$25.4 billion in the third quarter of 2013 were 20% higher than the same period last year. Net sales were US$8.6 billion in the quarter, US$2.7 billion higher than the second quarter of 2013.

Retail fund performance at MFS remained strong with 94% of fund assets ranked in the top half of their respective Lipper categories based on three-year performance at September 30, 2013.

MFS was named Equity Manager of the Year for the second year in a row by Financial News in the U.K.

Strengthening our competitive position in Asia
Sales momentum, expanded distribution channels and the addition of our newest ventures in Vietnam and Malaysia, continue to strengthen our competitive position in Asia.

In the Philippines, we continued to grow in the third quarter despite market volatility, as insurance sales increased 21% and mutual fund sales at Sun Life Asset Management Company increased 58% over the same period last year. We also exceeded our 5,000 agent milestone during the quarter, two years ahead of schedule.

In Hong Kong, we recorded strong growth in pension and individual sales. Individual sales grew 43% with strong performance from the broker channel. In September, we reinforced our brand and commitment to Hong Kong with the installation of new signage atop the World Trade Centre overlooking the Hong Kong harbour.

In Indonesia, we continued to increase our agency sales force, surpassing 6,700 advisors in the quarter. With over 80% of agents licensed to sell Shariah products, our sales of Shariah products were up 61% over the same quarter last year. Agency sales more than doubled over the same period last year.

In India, Birla Sun Life Asset Management Company's MNC Fund-Growth and Birla Sun Life 95-Dividend were awarded the 2012 Lipper Fund Awards for Best Equity Fund (5 years) and the Best Mixed Asset INR Balanced Fund (10 years), respectively.

In Malaysia, we launched several new products through CIMB Bank and our operations have contributed income in Sun Life Financial Asia since acquisition in April 2013. In Vietnam, our new Universal Life product received regulatory approval during the quarter and was launched in October.

How We Report Our Results
We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. The Corporate segment includes the operations of our United Kingdom business unit ("SLF U.K.") and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Consolidated Financial Statements").

Sale of U.S. Annuity Business
Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"), including all of the issued and outstanding shares of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)").

We have defined our U.S. Annuity Business as "Discontinued Operations", the remaining operations as "Continuing Operations", and the total Discontinued Operations and Continuing Operations as "Combined Operations". Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities were classified as held for sale in our Consolidated Statements of Financial Position as at December 31, 2012.

Use of Non-IFRS Financial Measures
We use certain financial measures that are not based on IFRS ("non-IFRS financial measures"), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial measures based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document and in our annual and interim management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our unaudited interim consolidated financial statements for the period ended September 30, 2013. All EPS measures in this document refer to diluted EPS, unless otherwise stated.

Additional Information
Additional information about Sun Life Financial Inc. can be found in its annual and interim consolidated financial statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual consolidated financial statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim consolidated financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

	Quarterly results					Year to date
($ millions, unless otherwise noted)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	422	431	448	333	459	1,301	1,146
Reported net income (loss) from Continuing Operations	324	391	410	284	441	1,125	1,090
Operating net income (loss) excluding the net impact of market factors from Continuing Operations(1)	337	384	392	342	492	1,113	1174
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	0.69	0.71	0.75	0.56	0.77	2.15	1.94
Reported EPS from Continuing Operations (diluted)	0.53	0.64	0.68	0.47	0.74	1.85	1.82
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(1)	0.70	0.71	0.75	0.56	0.77	2.16	1.94
Reported EPS from Continuing Operations (basic)	0.53	0.65	0.68	0.48	0.74	1.87	1.84

Total Company (Combined Operations)
Net income (loss)
Operating net income (loss) from Combined Operations(1)	460	476	565	453	401	1,501	1,226
Reported net income (loss) from Combined Operations	(520)	399	513	395	383	392	1,159
Operating net income (loss) excluding the net impact of market factors from Combined Operations(1)	332	410	429	420	405	1,171	1,180
Diluted EPS ($)
Operating EPS from Combined Operations(1)	0.75	0.79	0.94	0.76	0.68	2.48	2.07
Reported EPS from Combined Operations	(0.84)	0.65	0.85	0.65	0.64	0.65	1.94
Basic EPS ($)
Operating EPS from Combined Operations(1)	0.76	0.79	0.94	0.76	0.68	2.49	2.07
Reported EPS from Combined Operations	(0.86)	0.66	0.85	0.66	0.64	0.65	1.96
Return on equity (%)(2)
Operating ROE from Combined Operations(1)	12.6%	12.8%	15.8%	13.1%	11.8%	14.0%	12.3%
Reported ROE from Combined Operations	(14.2)%	10.7%	14.3%	11.4%	11.3%	3.7%	11.6%
Avg. common shares outstanding (millions)	606	603	600	597	594	603	591
Closing common shares outstanding (millions)	607.1	605.8	603.0	599.6	596.8	607.1	596.8
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	1.08	1.08
MCCSR ratio	216%	217%	214%	209%	213%	216%	213%

Premiums and deposits from Continuing Operations
Net premium revenue	2,408	2,374	2,033	2,457	1,927	6,815	5,790
Segregated fund deposits	2,227	2,169	2,157	1,681	1,534	6,553	5,254
Mutual fund sales(1)	15,354	16,104	14,983	11,294	10,129	46,441	32,009
Managed fund sales(1)	11,410	10,508	8,269	14,938	11,065	30,187	28,913
ASO premium and deposit equivalents(1)	1,460	1,487	1,475	1,512	1,405	4,422	4,225
Total premiums and deposits(1)	32,859	32,642	28,917	31,882	26,060	94,418	76,191
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) Prior periods have been restated for changes in accounting policies. See Note 2 in our interim consolidated financial statements.

	Quarterly results					Year to date
($ millions, unless otherwise noted)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Assets under management(1)
General fund assets(2)	121,248	133,052	133,869	133,171	132,153	121,248	132,153
Segregated funds	71,658	97,364	96,687	92,655	91,429	71,658	91,429
Mutual funds, managed funds and other AUM(3)	397,584	360,312	340,121	307,040	291,322	397,584	291,322
Total AUM(3)	590,490	590,728	570,677	532,866	514,904	590,490	514,904

Capital(1)
Subordinated debt and other capital(4)	3,094	3,096	3,440	3,436	3,433	3,094	3,433
Participating policyholders' equity	126	124	124	128	132	126	132
Total shareholders' equity(2)	16,600	17,495	17,075	16,418	16,071	16,600	16,071
Total capital	19,820	20,715	20,639	19,982	19,636	19,820	19,636
(1) Balances for all comparative periods include the Discontinued Operations.
(2) Prior periods have been restated for changes in our accounting policies. See Note 2 in our interim consolidated financial statements.
(3) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(4) Other capital refers to Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management - Capital in our annual MD&A.

Q3 2013 vs. Q3 2012
Our reported net income from Continuing Operations was $324 million in the third quarter of 2013, compared to $441 million in the third quarter of 2012. Operating net income from Continuing Operations was $422 million for the quarter ended September 30, 2013, compared to $459 million for the same period last year.

Operating net income excluding the net impact of market factors from Continuing Operations was $337 million in the third quarter of 2013 compared to $492 million in the third quarter of 2012. It is our practice to update our insurance contract liabilities annually to reflect changes in expected future experience, and, when possible, we make these changes in the third quarter of each year. In the third quarter of 2013, non-capital market related assumption changes and management actions in our Continuing Operations had an unfavourable impact of $111 million, compared to a favourable impact of $164 million in the third quarter of 2012. Removing the impact of non-capital market related assumption changes and management actions from both years, operating net income excluding the net impact of market factors from Continuing Operations would have been $448 million in the third quarter of 2013, as compared to $328 million in the third quarter of 2012.

We reported a net loss from Combined Operations of $520 million in the third quarter of 2013, compared to reported net income of $383 million in the same period last year. Reported ROE (Combined Operations) was negative 14.2%, compared to 11.3% in the third quarter of 2012. Operating net income (Combined Operations) was $460 million in the third quarter of 2013, compared to $401 million in the third quarter of 2012. Operating ROE (Combined Operations) was 12.6%, compared to 11.8% in the third quarter of 2012.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the third quarter of 2013. Unless indicated otherwise, factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

	Q3'13
($ millions, after-tax)	Continuing Operations	Combined Operations
Reported net income	324	(520)
Certain hedges that do not qualify for hedge accounting in SLF Canada	(2)	(2)
Fair value adjustments on share-based payment awards at MFS	(59)	(59)
Loss on the sale of our U.S. Annuity Business	—	(674)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(22)	(230)
Restructuring and other related costs(2)	(15)	(15)
Operating net income	422	460
Equity market impact
Net impact from equity market changes	34	61
Net basis risk impact	(13)	(13)
Net equity market impact(3)	21	48
Interest rate impact
Net impact from interest rate changes	46	60
Net impact of decline in fixed income reinvestment rates	—	—
Net impact of credit spread movements	(8)	(8)
Net impact of swap spread movements	(11)	(9)
Net interest rate impact(4)	27	43
Net gains from increases in the fair value of real estate	9	9
Actuarial assumption changes driven by changes in capital market movements	28	28
Operating net income excluding the net impact of market factors	337	332

Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	19	19
Mortality/morbidity	(7)	(7)
Credit	15	15
Lapse and other policyholder behaviour	(1)	—
Expenses	(12)	(12)
Other	10	(7)

Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	(111)	(111)
Other items(6)	13	13

(1) Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations.
(2) Restructuring and other related costs primarily includes impacts related to the sale of our U.S. Annuity Business.
(3) Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4) Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5) Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6) Comprised of tax items in SLF U.K. discussed under the headings Corporate - Q3 2013 vs. Q3 2012 and Income Taxes in this document.

Our reported net income from Continuing Operations for the third quarter of 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, assumption changes and management actions related to the sale of our U.S. Annuity Business, and restructuring and other related costs, reduced reported net income from Continuing Operations by $98 million in the third quarter of 2013 compared to a reduction of $18 million in the third quarter of 2012.

Net income from Continuing Operations in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from actuarial assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the third quarter of 2013 resulted in a $111 million charge to income. Our effective tax rate on reported net income from Continuing Operations and operating net income from Continuing Operations was 14.0% and 13.3%, respectively. Our effective tax rate was below the expected range of 18% to 22% primarily due to higher income reported in lower-tax rate jurisdictions and a net tax benefit in SLF U.K. resulting from the recognition of previously unrecognized tax losses. After adjusting for the impact of market factors and notable items, our effective tax rate would be within our expected range of 18% to 22%.

We reported a net loss from Discontinued Operations for the third quarter of 2013 of $844 million, which included losses of $882 million related to the sale of our Discontinued Operations. This was partially offset by positive impacts from improved equity markets and rising interest rates.

Net income (Combined Operations) for the quarter ended September 30, 2012 reflected the positive impact of improved equity markets, partially offset by declines in the assumed fixed income reinvestment rates in our insurance contract liabilities, which were driven by the continued low interest rate environment, and negative impact from credit spread movements. Assumption changes and management actions in the third quarter of 2012 had a positive net income impact of $5 million.

Q3 2013 vs. Q3 2012 (year-to-date)

The following table reconciles our net income measures for the nine months ended September 30, 2013 and 2012.

	2013			2012
($ millions, after-tax)	Continuing Operations	Combined Operations	Continuing Operations	Combined Operations
Reported net income (loss)	1,125	392	1,090	1,159
Certain hedges that do not qualify for hedge accounting in SLF Canada	21	21	(1)	(1)
Fair value adjustments on share-based payment awards at MFS	(153)	(153)	(55)	(55)
Loss on the sale of our U.S. Annuity Business	—	(674)	—	—
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(22)	(230)	—	—
Restructuring and other related costs(2)	(22)	(73)	—	(11)
Operating net income (loss)	1,301	1,501	1,146	1,226
Net equity impact(3)	54	121	91	211
Net interest rate impact(4)	83	154	(151)	(165)
Net gains from increases in the fair value of real estate	18	18	42	42
Actuarial assumption changes driven by changes in capital market movements	33	37	(10)	(42)
Operating net income (loss) excluding the net impact of market factors	1,113	1,171	1,174	1,180
(1) Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations.
(2) Restructuring and other related costs primarily includes impacts related to the sale of our U.S. Annuity Business.
(3) Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4) Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

Our reported net income from Continuing Operations for the first nine months of 2013 was $1,125 million, compared to $1,090 million for the same period last year. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, assumption changes and management actions related to the sale of our U.S. Annuity Business, and restructuring and other related costs, reduced reported net income from Continuing Operations by $176 million in the first nine months of 2013 compared to a reduction of $56 million in the same period of 2012. Operating net income from Continuing Operations for the first nine months ended September 30, 2013 was $1,301 million, compared to $1,146 million for the nine months ended September 30, 2012.

Reported ROE (Combined Operations) was 3.7% for the first nine months of 2013, compared to 11.6% in the comparable period in 2012 due to losses related to the sale of our U.S. Annuity Business.

Net income from Continuing Operations for the first nine months of 2013 reflects the favourable impact of equity markets, basis risk, interest rates, credit spread movements, increases in the fair value of real estate classified as investment properties and actuarial assumption changes driven by changes in capital market movements. These were partially offset by unfavourable impacts of declines in assumed fixed income reinvestment rates in our insurance contract liabilities and negative impact of swap spread movements. Non-capital market related assumption changes and management actions resulted in a charge of $93 million to net income for the period. Gains from investment activity on insurance contract liabilities, positive mortality and morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour, expense experience and other items.

Our reported net loss from Discontinued Operations for the first nine months of 2013 was $733 million, which includes the net impact of the loss on the sale of our U.S. Annuity Business, assumption changes and management actions related to the sale of our U.S. Annuity Business, and restructuring and other related costs, totaling $933 million. This was partially offset by positive impacts from equity markets and interest rates.

Net income for the first nine months of 2012 was positively impacted by improving equity markets, favourable investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, net realized gains on sales of available-for-sale ("AFS") assets and favourable swap spread movements. These items were partially offset by the unfavourable impact of declining interest rates, which resulted in lower assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impact from credit spread movements.

Sale of U.S. Annuity Business
Effective August 1, 2013 we completed the sale of our U.S. Annuity Business. We estimate the final sale proceeds will be $1,699 million, including closing purchase price adjustments. The closing purchase price adjustments will be finalized upon completion of a customary purchase price true-up process, expected to be completed by the first quarter of 2014.

The transaction consisted primarily of the sale of 100% of the shares of Sun Life (U.S.), which included the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction included the transfer of certain related operating assets, systems and employees that supported these businesses and the transfer of the financial risks and rewards associated with the products.

Q3 2013 Net Loss Recognized in Discontinued Operations
The reported net loss recognized in Discontinued Operations in the third quarter of 2013 is comprised of the following:

($ millions, after-tax)	Q3 '13
Estimated sale proceeds(1)	1,699
Net carrying value of assets less liabilities held for sale	(2,423)
Transaction costs	(14)
Cumulative foreign currency translation differences and unrealized gains reclassified from other comprehensive income	64
Net loss on the sale of our U.S. Annuity Business (see Note 3 in our interim consolidated financial statements)	(674)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(2)	(208)
Total loss recognized in Discontinued Operations related to the sale of our U.S. Annuity Business	(882)
All other income in Discontinued Operations	38
Common shareholders' net income (loss) from Discontinued Operations	(844)
(1) The estimated sale proceeds is comprised of $1,580 million of cash and $119 million receivable for our estimate of the final purchase price adjustment.
(2) During the quarter, one of the pre-closing transactions that occurred related to the transfer of certain asset-backed securities to the Continuing Operations. This resulted in a charge recognized in Discontinued Operations for the change in insurance contract liabilities. The net carrying value of assets less liabilities held for sale was also impacted by this amount.

Q3 2013 Impact on Shareholders' Equity
The transaction resulted in a $919 million loss recorded in our common shareholders' net income from Combined Operations during the quarter, which was comprised of losses of $882 million recognized in Discontinued Operations and $37 million recognized in Continuing Operations. This loss reflects pre-closing transactions, closing costs, certain tax adjustments and our estimate of the closing purchase price adjustments. The loss is expected to be finalized by the first quarter in 2014, once all closing purchase price adjustments have been made.

The following table summarizes the impact the sale of our U.S. Annuity Business had on reported net income and common shareholders' equity during the third quarter of 2013.

($ millions, after-tax)	Q3 '13
Total loss recognized in Discontinued Operations related to the sale of the U.S. Annuity Business	(882)
Impacts recognized in Continuing Operations:
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	(22)
Restructuring and other disposition related costs, including provision for withholding tax	(15)
Impact of sale on common shareholders' net income (loss) from Continuing Operations	(37)
Impact of sale on common shareholders' net income (loss) from Combined Operations	(919)
Add back: Cumulative foreign currency translation differences and unrealized gains reclassified from other comprehensive income	(64)
Impact on common shareholders' equity	(983)
(1) Includes the impact on our insurance contract liabilities of dis-synergies of $107 million related to the sale and a gain of $85 million from the higher yields on the asset-backed securities transferred to the Continuing Operations.

We expect to incur additional costs related to the transaction of approximately $30 million in aggregate, over the next five quarters.

The sale and associated pre-closing transactions resulted in a four percentage point reduction to Sun Life Assurance's MCCSR ratio.

Assumption Changes and Management Actions (Continuing Operations)
Management makes judgments involving assumptions relating to the Company's obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these assumptions is fundamental to the Company's financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of its products.

During the third quarter of 2013 the net impact of assumption changes and management actions resulted in a charge of $83 million to operating net income from Continuing Operations. An additional charge of $22 million to reported net income from Continuing Operations was incurred for management actions related to the sale of our U.S. Annuity Business.

Q3 2013 assumption changes and management actions by type (Continuing Operations)

($ millions, after tax)	Impact on net income	Comments
Mortality/morbidity	13	Updates to reflect recent experience.

Lapse and other policyholder behaviour	(106)	Includes adjustments to policy termination rates in SLF Canada, SLF U.K. and run-off reinsurance, and premium persistency in SLF Canada and SLF U.S.

Expenses	16	Updates to reflect lower than previously expected expenses.

Investment returns	(19)	Updates to our economic scenario generator, asset default assumptions, non-fixed income returns and investment expense assumptions.

Other	13	Reflects modelling enhancements across product lines and various jurisdictions.
Total impact on operating net income from Continuing Operations	(83)

Related to the sale of our U.S. Annuity Business	(22)	Reflecting a $107 million charge relating to dis-synergies recognized across all business groups, except MFS. In addition, an $85 million gain was recognized in SLF Canada and SLF U.S. related to the transfer of certain asset-backed securities from the Discontinued Operations.

Total impact on reported net income from Continuing Operations	(105)

Actuarial Standards Update
In December 2012, the Actuarial Standards Board communicated its intent to revise the Canadian actuarial standards of practice with respect to economic reinvestment assumptions. The details of the proposed changes have not yet been announced and therefore the impact of the proposed changes cannot be determined.

Impact of the Low Interest Rate Environment on Continuing Operations
Sun Life Financial's overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in recent years.

Assuming continuation of September 30, 2013 interest rate levels through the end of 2015, our net income is expected to be reduced by approximately $50 million in the fourth quarter of 2013, $100 million in 2014 and $50 million in 2015, due to declines in assumed fixed income reinvestment rates in our insurance contract liabilities. We did not incur a charge in the third quarter of 2013. These statements are forward-looking and measure estimated net income impact assuming the continuation of September 30, 2013 interest rate levels and current actuarial standards of practice through the end of 2015, as applied to the block of business in force and using other assumptions in effect at September 30, 2013.

Changes under consideration by the Actuarial Standards Board, as discussed in this document under the heading Actuarial Standards Update, may remove any expected impacts that would occur after the date of implementing the new standards. If the changes are implemented by us in the third quarter of 2014, we would expect the charges related to assumed fixed income reinvestment rates in 2014 and 2015 to be approximately $50 million and nil, respectively.

Goodwill Impairment Testing
In the fourth quarter of 2013, we will perform our annual goodwill impairment testing. Testing is conducted by comparing a cash generating unit's ("CGU's") carrying value to its recoverable amount. We determine the recoverable amount by reference to an appraisal value that is impacted by the economic and regulatory environment, which includes changes in interest rates, market volatility, capital requirements and other factors, and is based on estimates of future sales, income, expenses, and level and cost of capital over the lifetime of the business.

For our 2013 annual test, we will use inputs consistent with our 2014 business plan. A prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans.

A complete listing of our CGUs and the goodwill allocated to them is included in Note 10 of our 2012 Consolidated Financial Statements. The Individual Wealth CGU in SLF Canada, which has $160 million of allocated goodwill, has a higher risk of impairment due to the relatively small excess of fair value over carrying value at the time of the last annual goodwill impairment test.

Goodwill is not recognized as an asset for MCCSR purposes and is deducted from available capital. Therefore, impairment charges against goodwill do not have any impact on our MCCSR ratio.

Impact of Foreign Exchange Rates on Continuing Operations
We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange Rate	Quarterly					Year to date
	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Average
U.S. Dollar	1.039	1.023	1.008	0.991	0.995	1.023	1.002
U.K. Pounds	1.610	1.571	1.563	1.592	1.573	1.582	1.582
Period end
U.S. Dollar	1.031	1.052	1.017	0.992	0.984	1.031	0.984
U.K. Pounds	1.668	1.600	1.546	1.612	1.590	1.668	1.590

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the third quarter of 2013, our operating net income from Continuing Operations increased by $8 million as a result of movements in currency rates relative to the third quarter of 2012.

Performance by Business Group
The results of SLF U.S. and Corporate have been presented on Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

Unless otherwise indicated, net income (loss) and other financial information based on net income (loss) reflect the results of our Combined Operations.

SLF Canada

	Quarterly results					Year to date
($ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Operating net income (loss)(1)
Individual Insurance & Investments(1)	64	80	154	42	26	298	239
Group Benefits(1)	128	86	80	72	137	294	275
Group Retirement Services(1)	23	44	29	35	58	96	132
Total operating net income (loss)(1)	215	210	263	149	221	688	646
Operating adjustments:
Hedges that do not qualify for hedge accounting	(2)	9	14	(6)	16	21	(1)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	16	—	—	—	—	16	—
Reported net income (loss)	229	219	277	143	237	725	645
Operating ROE (%)(1)	11.8	11.4	14.5	8.4	12.8	12.5	12.8
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q3 2013 vs. Q3 2012
SLF Canada's reported net income was $229 million in the third quarter of 2013, compared to $237 million in the third quarter of 2012. Operating net income was $215 million, compared to $221 million in the third quarter of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and assumption changes and management actions related to the sale of our U.S. Annuity Business, which are set out in the table above. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a $14 million charge to income for the impact of dis-synergies on our insurance contract liabilities and a $30 million gain related to the impact on our insurance contract liabilities of the higher yields on the asset-backed securities transferred from Discontinued Operations.

Net income in the third quarter of 2013 reflected favourable impacts from improvements in equity markets and increases in longer term interest rates in Individual Insurance & Investments, net realized gains on AFS assets and positive morbidity experience in GB. Partially offsetting these items was the unfavourable impact of updates to actuarial assumptions and management actions in the quarter.

Net income in the third quarter of 2012 reflected the favourable impact of updates to actuarial assumptions in GB and GRS, and of management actions to increase pricing spreads and fees for several products. Net income also benefited from positive equity market experience in Individual Insurance & Investments and favourable morbidity and expense experience in GB. Partially offsetting these items were declines in the assumed fixed income reinvestment rates in insurance contract liabilities in Individual Insurance & Investments.

In the third quarter of 2013, individual life and health insurance product sales increased 17% over the same period last year, primarily due to higher par permanent insurance sales. Sales of individual wealth products increased 30% over the third quarter of 2012 due to strong mutual fund and payout annuity sales. Sales of SLGI mutual funds increased 78% over the same period in 2012, demonstrating the growing momentum.

GB sales decreased 46% compared to the third quarter of 2012 primarily due to lower market activity in the large case market segment. GRS sales were down slightly compared to the prior year also due to lower large case market sales. Pension rollover sales were $352 million, an increase of 19% from the third quarter of 2012. Assets under administration for GRS ended the quarter at $61 billion.

Q3 2013 vs. Q3 2012 (year-to-date)
Reported net income was $725 million for the first nine months of 2013, compared to $645 million for the nine months ended September 30, 2012. Operating net income for the first nine months of 2013 was $688 million, compared to $646 million in the same period of 2012. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and assumption changes and management actions related to the sale of our U.S. Annuity Business, which are set out in the table above.

Net income for the nine months ended September 30, 2013 reflected favourable equity market experience in Individual Insurance & Investments, net realized gains on AFS assets, gains from investment activities on insurance contract liabilities, favourable impact of increases in interest rates in Individual Insurance & Investments, and positive morbidity experience in GB. These items were partially offset by the unfavourable impact of the assumed fixed income reinvestment rate on insurance contract liabilities in Individual Insurance & Investments and updates to actuarial assumptions and management actions.

Net income for the nine months ended September 30, 2012 reflected the favourable impact of assumption changes and management actions, the positive impact of improved equity markets in Individual Insurance & Investments and favourable investment activity on insurance contract liabilities. This was partially offset by the impact of declining interest rates and lower assumed fixed income reinvestment rates in Individual Insurance & Investments.

SLF U.S.
We present the results on a Continuing Operations basis, with a focus on EBG and Life and Investment Products segments. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products results include our international business, which offers individual life insurance and investment products to clients in international markets, and certain closed individual life insurance products, primarily whole life, universal life and term insurance, that remain part of our Continuing Operations.

	Quarterly results					Year to date
(US$ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Operating net income (loss) from Continuing Operations(1)
EBG(1)	23	17	11	—	12	51	26
Life and Investment Products(1)	78	105	54	93	67	237	205
Total operating net income (loss) from Continuing Operations(1)	101	122	65	93	79	288	231
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(25)	—	—	—	—	(25)	—
Restructuring and other related costs	—	(7)	—	—	—	(7)	—
Reported net income (loss) from Continuing Operations	76	115	65	93	79	256	231
Reported net income (loss) from Discontinued Operations	(841)	28	114	109	(62)	(699)	63
Reported net income (loss) from Combined Operations	(765)	143	179	202	17	(443)	294
Operating ROE (%)(1)	14.9	12.4	13.1	16.1	1.3	13.3	7.5

(C$ millions)
Operating net income (loss) from Continuing Operations(1)	105	126	65	93	79	296	229
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(26)	—	—	—	—	(26)	—
Restructuring and other related costs	—	(7)	—	—	—	(7)	—
Reported net income (loss) from Continuing Operations	79	119	65	93	79	263	229
Reported net income (loss) from Discontinued Operations	(844)	28	115	109	(61)	(701)	64
Reported net income (loss) from Combined Operations	(765)	147	180	202	18	(438)	293
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q3 2013 vs. Q3 2012
SLF U.S.'s reported net income from Continuing Operations was C$79 million in the third quarter of 2013, compared to C$79 million in the third quarter of 2012. Operating net income from Continuing Operations was C$105 million in the third quarter of 2013, compared to C$79 million in the third quarter of 2012. Operating net income in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a C$81 million charge to income for the impact of dis-synergies on our insurance contract liabilities and a C$55 million gain related to the impact on our insurance contract liabilities of the higher yields on the asset-backed securities transferred from the Discontinued Operations. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2012 increased operating net income from Continuing Operations by C$4 million.

In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$76 million in the third quarter of 2013, compared to US$79 million in the third quarter of 2012. The operating net income was US$101 million in the third quarter of 2013, compared to US$79 million in the third quarter of 2012. Net income from Continuing Operations in the third quarter of 2013 reflected the favourable impact from increased interest rates and equity markets partially offset by unfavourable movements in credit spreads, claims experience in EBG, and mortality in Life and Investment Products.

Net income from Continuing Operations in the third quarter of 2012 reflected the positive impact of improved equity markets, favourable mortality and morbidity experience in EBG and the net favourable impact of updates to actuarial assumptions. These items were partially offset by unfavourable credit spread movements and a charge relating to premiums receivable in EBG.

Reported net loss from Discontinued Operations was US$841 million in the third quarter of 2013, compared to a loss of US$62 million in the third quarter of 2012. The reported net loss from Discontinued Operations in the third quarter of 2013 reflected the loss on disposition on the sale of our U.S. Annuity Business. Net loss from Discontinued Operations in the third quarter of 2012 reflected the net unfavourable impact of updates to actuarial assumptions, partially offset by improved equity markets and gains from management actions.

Reported net loss from Combined Operations was US$765 million in the third quarter of 2013, compared to reported net income from Combined Operations of US$17 million in the third quarter of 2012. Results in the third quarter of 2013 for the Combined Operations reflected a net loss in Discontinued Operations related to the sale of our U.S Annuity Business partially offset by income generated from Continuing Operations.

EBG sales in the third quarter of 2013 increased 25% compared to the same period last year driven by a 47% increase in voluntary benefit sales and a 44% increase in stop loss sales.

Sales in Life and Investment Products increased 35% compared to the third quarter of 2012, driven by international high net worth market growth and our strong distribution and product positioning in that market.

Q3 2013 vs. Q3 2012 (year-to-date)
SLF U.S.'s reported net income from Continuing Operations was C$263 million for the nine months ended September 30, 2013, compared to C$229 million for the same period last year. In U.S. dollars, SLF U.S.'s reported net income from Continuing Operations was US$256 million in the first nine months of 2013, compared to US$231 million for the nine months ended September 30, 2012.

Net income from Continuing Operations for the first nine months of 2013 reflected the impact of increased interest rates and equity markets partially offset by unfavourable claims experience in EBG.

Net income from Continuing Operations for the first nine months of 2012 reflected equity market gains, the favourable impact of investment activity on insurance contract liabilities, net realized gains on the sale of AFS assets and the net favourable impact of updates to actuarial assumptions. These items were partially offset by the negative impact of declining interest rates, unfavourable credit spread movements, our investment in voluntary capabilities, and a charge relating to premiums receivable in EBG.

Reported net loss from Discontinued Operations was US$699 million for the first nine months of 2013, compared to income of US$63 million for the first nine months of 2012. Results from Discontinued Operations for the first nine months of 2013 reflected the loss on the sale of our U.S. Annuity Business partially offset by the favourable impact of increased interest rates and equity markets. Net income from Discontinued Operations for the first nine months of 2012 reflected equity market gains and the favourable impact of investment activity on insurance contract liabilities. These items were partially offset by the net unfavourable impact of updates to actuarial assumptions and the negative impact of declining interest rates.

Reported net loss from Combined Operations for the first nine months of 2013 was US$443 million compared to reported net income of US$294 million for the same period in 2012.

MFS Investment Management

	Quarterly results					Year to date
(US$ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Operating net income(1)	116	101	100	85	80	317	217
Operating adjustments:
Fair value adjustments on share-based payment awards	(57)	(41)	(51)	(38)	(34)	(149)	(56)
Reported net income	59	60	49	47	46	168	161

(C$ millions)
Operating net income(1)	120	104	101	85	80	325	217
Operating adjustments:
Fair value adjustments on share-based payment awards	(59)	(42)	(52)	(39)	(34)	(153)	(55)
Reported net income	61	62	49	46	46	172	162
Pre-tax operating profit margin ratio(2)	40%	37%	38%	35%	36%	39%	34%
Average net assets (US$ billions)	373.2	358.4	339.8	309.7	290.5	357.2	278.0
Assets under management (US$ billions)(2)	385.6	353.7	348.5	322.8	303.6	385.6	303.6
Gross sales (US$ billions)	25.4	25.5	22.6	26.2	21.1	73.5	60.2
Net sales (US$ billions)	8.6	5.9	6.2	11.5	7.9	20.7	17.9

Asset appreciation (depreciation) (US$ billions)	23.4	(0.5)	19.8	8.3	17.5	42.7	32.4

S&P 500 Index (daily average)	1,674	1,610	1,515	1,420	1,402	1,600	1,366
MSCI EAFE Index (daily average)	1,748	1,707	1,668	1,544	1,468	1,708	1,470
(1) Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures.
(2) Pre-tax operating profit margin ratio and AUM are non-IFRS financial measures. See Use of Non-IFRS Financial Measures. Monthly information on AUM is provided by MFS.

Q3 2013 vs. Q3 2012
MFS's reported net income was C$61 million in the third quarter of 2013, compared to C$46 million in the third quarter of 2012. MFS had operating net income of C$120 million in the third quarter of 2013, compared to C$80 million in the third quarter of 2012. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2012 increased operating net income by $5 million.

In U.S. dollars, MFS's reported net income was US$59 million in the third quarter of 2013, compared to US$46 million in the third quarter of 2012. Operating net income was US$116 million in the third quarter of 2013, compared to US$80 million in the third quarter of 2012.

Net income increased in the third quarter of 2013 compared to the same period in 2012 driven primarily by higher average net assets. MFS's pre-tax operating profit margin ratio was 40% in the third quarter of 2013, up from 36% in the third quarter of 2012.

Total AUM grew to US$385.6 billion as at September 30, 2013, compared to US$322.8 billion as at December 31, 2012. The increase of US$62.8 billion was primarily driven by gross sales of US$73.5 billion and asset appreciation of US$42.7 billion, partially offset by redemptions of US$52.8 billion. Retail fund performance remained strong with 94% and 74% of fund assets ranked in the top half of their Lipper categories based on three- and five-year performance, respectively at September 30, 2013.

Q3 2013 vs. Q3 2012 (year-to-date)
Reported net income for the first nine months ended September 30, 2013 was US$168 million, compared to US$161 million for the same period last year. Operating net income was US$317 million for the first nine months of 2013, compared to US$217 million for the nine months ended September 30, 2012. Higher average net assets resulted in an increase in net income for the first nine months of 2013 compared to the same period last year.

SLF Asia

	Quarterly results					Year to date
($ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Operating net income (loss)(1)	18	46	51	50	35	115	79
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(7)	—	—	—	—	(7)	—
Reported net income (loss)	11	46	51	50	35	108	79
Operating ROE (%)(1)	3.1	8.0	10.1	10.4	7.6	6.9	5.8
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q3 2013 vs. Q3 2012
Reported net income was $11 million in the third quarter of 2013, compared to $35 million in the third quarter of 2012. Operating net income was $18 million in the third quarter of 2013, compared to $35 million in the third quarter of 2012. Operating net income excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business, which is set out in the table above. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a $7 million charge to income for the impact of dis-synergies on our insurance contract liabilities.

Net income in the third quarter of 2013 reflected unfavourable impacts from market experience and assumption changes and management actions. These items were partially offset by realized gains on AFS assets and business growth. Net income in the third quarter of 2012 reflected the favourable impact of assumption changes and management actions, partially offset by unfavourable impacts from declining interest rates and credit spread movements in Hong Kong.

Total individual life sales in the third quarter of 2013 increased 5% from the third quarter of 2012. Sales increased in the Philippines, Hong Kong and Indonesia, 21%, 43% and 62%, respectively, measured in local currency, driven by growth in our agency and bancassurance distribution. Sales also increased as a result of the inclusion of our new markets, Malaysia and Vietnam. These increases were partially offset by lower sales in India and China.

Q3 2013 vs. Q3 2012 (year-to-date)
Reported net income was $108 million for the first nine months of 2013, compared to $79 million for the same period last year. Operating net income was $115 million for the first nine months of 2013, compared to $79 million for the same period last year. Net income for the first nine months of 2013 reflected business growth and favourable market experience in the first half of the year. Net income for the first nine months of 2012 reflected the unfavourable impact of declining interest rates in Hong Kong and higher new business strain in China, partially offset by the favourable impact of assumption changes and management actions.

Corporate
Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. Discontinued Operations in Corporate relate to Corporate Support only.

	Quarterly results					Year to date
($ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
SLF U.K.
Operating net income (loss)(1)	63	7	37	28	107	107	185
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(2)	—	—	—	—	(2)	—
Restructuring and other related costs	—	—	—	—	—	—	—
Reported net income (loss)	61	7	37	28	107	105	185

Corporate Support
Operating net income (loss) from Continuing Operations(1)	(99)	(62)	(69)	(72)	(63)	(230)	(210)
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(3)	—	—	—	—	(3)	—
Restructuring and other related costs	(15)	—	—	(4)	—	(15)	—
Reported net income (loss) from Continuing Operations	(117)	(62)	(69)	(76)	(63)	(248)	(210)

Corporate (total)
Total operating net income (loss) from Continuing Operations(1)	(36)	(55)	(32)	(44)	44	(123)	(25)
Total Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(5)	—	—	—	—	(5)	—
Restructuring and other related costs	(15)	—	—	(4)	—	(15)	—
Total reported net income (loss) from Continuing Operations(1)	(56)	(55)	(32)	(48)	44	(143)	(25)
Total reported net income (loss) from Discontinued Operations	—	(20)	(12)	2	3	(32)	5
Reported net income (loss) from Combined Operations	(56)	(75)	(44)	(46)	47	(175)	(20)
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q3 2013 vs. Q3 2012
Corporate had a reported loss from Continuing Operations of $56 million in the third quarter of 2013, compared to reported net income from Continuing Operations of $44 million in the third quarter of 2012. Operating net income (loss) excludes restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business, which are set out in the table above. Assumption changes and management actions related to the sale of our U.S. Annuity Business includes a $2 million and $3 million charge to income in SLF U.K. and run-off reinsurance, respectively, related to the impact of dis-synergies on our insurance contract liabilities.

SLF U.K.'s reported net income was $61 million in the third quarter of 2013, compared to $107 million in the third quarter of 2012. SLF U.K.'s net income in the third quarter of 2013 reflected positive investing experience from trading activity and positive credit experience, as well as positive impacts from actuarial model refinements. There were also non-recurring favourable tax related items in the quarter, which included a tax benefit resulting from the recognition of previously unrecognized tax losses, partially offset by the effect of corporate income tax rate reductions enacted in the U.K. These were partially offset by updates to actuarial methods and assumptions. Net income in the third quarter of 2012 reflected the favourable impact of updates to actuarial assumptions, including refinements to actuarial models, as well as gains from investment activity and experience on insurance contract liabilities and positive impacts from tax related items.

Corporate Support had a reported loss from Continuing Operations of $117 million in the third quarter of 2013, compared to a reported loss from Continuing Operations of $63 million in the third quarter of 2012. The increase in loss is attributable to the impact of assumption changes on our insurance contract liabilities in our run-off reinsurance business resulting from model refinements.

Corporate's reported loss from Discontinued Operations was nil in the third quarter of 2013, compared to reported income of $3 million in the third quarter of 2012. The sale of our U.S. Annuity Business closed during the third quarter of 2013 and a number of small offsetting transactions net to nil in the reported loss.

Corporate's reported loss from Combined Operations was $56 million in the third quarter of 2013, compared to reported net income of $47 million in the third quarter of 2012.

Q3 2013 vs. Q3 2012 (year-to-date)
The reported loss from Continuing Operations was $143 million in the Corporate segment for the nine months ended September 30, 2013, compared to $25 million in the same period one year ago.

SLF U.K.'s reported net income for the nine months ended September 30, 2013 was $105 million, compared to $185 million for the first nine months ended September 30, 2012. Net income in the first nine months of 2013 reflected gains from investing activities and positive credit experience within the annuity portfolio. Net income in the first nine months of 2012 reflected the favourable impact of updates to actuarial assumptions, including refinements to actuarial models, as well as gains from investment activity and experience on insurance contract liabilities, management actions to reduce policy administration costs through revised outsourcing arrangements, positive impacts from tax related items and net realized gains on AFS assets. These positive items were partially offset by the unfavourable impact of credit related items.

In Corporate Support, the reported loss from Continuing Operations for the nine months ended September 30, 2013 was $248 million, compared to $210 million for the same period one year ago. The loss from the nine months of 2013 compared to the first nine months of 2012 reflected charges to income for the impact of assumptions changes in our insurance contract liabilities in our run-off reinsurance business partially offset by lower interest expenses.

Corporate's reported loss from Discontinued Operations for the first nine months of 2013 was $32 million, compared to income of $5 million for the same period in 2012. The loss reflects pre-close transaction costs pertaining to the sale of our U.S. Annuity Business.

Corporate's reported loss from Combined Operations was $175 million for the first nine months of 2013, compared to a reported loss of $20 million for the same period in 2012.

Additional Financial Disclosure

Revenue from Continuing Operations

	Quarterly results					Year to date
($ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Premiums
Gross	3,738	3,709	3,408	3,779	3,200	10,855	9,636
Ceded	(1,330)	(1,335)	(1,375)	(1,322)	(1,273)	(4,040)	(3,846)
Net premium revenue	2,408	2,374	2,033	2,457	1,927	6,815	5,790
Net investment income
Interest and other investment income	1,092	1,272	1,237	1,202	1,023	3,601	3,228
Changes in fair value of Fair Value Through Profit and Loss ("FVTPL") assets and liabilities	(323)	(3,356)	(348)	(274)	1,233	(4,027)	2,002
Net gains (losses) on AFS assets	39	36	24	23	16	99	103
Fee income	940	892	844	842	753	2,676	2,186
Total revenue	4,156	1,218	3,790	4,250	4,952	9,164	13,309
Adjusted revenue(1)	5,383	5,495	5,146	5,498	4,683	16,072	14,132
(1) Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada's GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenue in the third quarter of 2013 was $4.2 billion, compared to $5.0 billion in the third quarter of 2012. The decrease is mainly attributable to net losses from changes in fair value of FVTPL assets and liabilities as a result of higher interest rates, partially offset by higher net premium revenue and fee income. Adjusted revenue was $5.4 billion in the third quarter of 2013, compared to $4.7 billion in the third quarter of 2012. The increase relates primarily to higher net premium revenue, fee income in MFS and higher investment income.

Revenue was $9.2 billion for the nine months ended September 30, 2013, down $4.1 billion from the comparable period last year. The decrease was mainly attributable to decreases in changes in fair value of FVTPL assets and liabilities as a result of higher interest rates, partially offset by higher net premium revenue, fee income and interest and other investment income. Adjusted revenue of $16.1 billion for the nine months ended September 30, 2013 was $2.0 billion higher compared to the same period last year, primarily due to higher net premium revenue, increased fee income in MFS and higher investment income.

Premiums and Deposits from Continuing Operations

	Quarterly results					Year to date
($ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	2013	2012
Premiums and Deposits
Net premium revenue	2,408	2,374	2,033	2,457	1,927	6,815	5,790
Segregated fund deposits	2,227	2,169	2,157	1,681	1,534	6,553	5,254
Mutual fund sales(1)	15,354	16,104	14,983	11,294	10,129	46,441	32,009
Managed fund sales(1)	11,410	10,508	8,269	14,938	11,065	30,187	28,913
ASO premium and deposit equivalents(1)	1,460	1,487	1,475	1,512	1,405	4,422	4,225
Total premiums and deposits(1)	32,859	32,642	28,917	31,882	26,060	94,418	76,191
Total adjusted premiums and deposits(1)(2)	32,688	32,856	29,628	32,959	27,023	95,758	79,000
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) Excludes the impact of foreign exchange, reinsurance for the insured business in SLF Canada's GB operations and net premiums and deposits from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011.

Premiums and deposits were $32.9 billion in the third quarter of 2013, compared to $26.1 billion in the third quarter of 2012. Adjusted premiums and deposits of $32.7 billion in the third quarter of 2013 increased $5.7 billion from the third quarter of 2012. In both cases, the increase was primarily the result of higher fund sales in MFS, higher net premium revenue in GRS in SLF Canada and Life and Investment Products in SLF U.S., and higher segregated fund deposits in GRS in SLF Canada.

Premiums and deposits were $94.4 billion for the nine months ended September 30, 2013, compared to $76.2 billion for the nine months ended September 30, 2012. Adjusted premiums and deposits of $95.8 billion for the nine months ended September 30, 2013 increased by $16.8 billion over the same period last year. In both cases, the increase was largely driven by higher fund sales in MFS, higher net premium revenue in GRS in SLF Canada and Life and Investment Products in SLF U.S., and higher segregated fund deposits in GRS in SLF Canada.

Net premium revenue, which reflect gross premiums less amounts ceded to reinsurers, was $2.4 billion in the third quarter of 2013, up $0.5 billion from the third quarter of 2012. Net premium revenue was $6.8 billion in the first nine months of 2013, compared to $5.8 billion in the same period of 2012. In both cases, the increase was primarily driven by Individual Insurance and GRS in SLF Canada and Life and Investments Products in SLF U.S.

Segregated fund deposits were $2.2 billion in the third quarter of 2013, compared to $1.5 billion in the third quarter of 2012. Segregated fund deposits were $6.6 billion for the first nine months of 2013, compared to $5.3 billion in the same period last year. Increases for both periods are primarily due to increases in GRS in SLF Canada, and the Philippines and Hong Kong in SLF Asia.

Sales of mutual funds increased $5.3 billion and sales of managed funds increased by $0.3 billion in the third quarter of 2013 compared to the third quarter of 2012. Both were primarily driven by sales in MFS. Mutual and managed fund sales were $76.6 billion for the first nine months of 2013, compared to $60.9 billion in the same period last year, primarily driven by sales in MFS.

ASO premium and deposit equivalents of $1.5 billion in the third quarter of 2013 were up slightly from the third quarter of 2012. ASO premium and deposit equivalents for the nine months in 2013 were up $0.2 billion compared to the same period last year, reflecting increases in GRS in SLF Canada and Hong Kong in SLF Asia.

Sales from Continuing Operations

($ millions)	Q3'13	Q3'12
Life and health sales(1)
SLF Canada(2)	130	165
SLF U.S.	158	108
SLF Asia	158	149
Total	446	422

Wealth sales(1)
SLF Canada(2)	2,209	2,015
SLF U.S.	214	163
SLF Asia(3)	302	194
Total (excluding MFS)	2,725	2,372
MFS	26,400	20,968
Total wealth sales	29,125	23,340
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2) SLF Canada life and health sales includes sales from Individual Insurance and GB. SLF Canada wealth sales includes sales from Individual Wealth and GRS.
(3) Includes Hong Kong MPF sales, Philippines mutual fund sales and 100% of group wealth sales from the India and China insurance companies.

Total Company life and health sales were $446 million in the third quarter of 2013, compared to $422 million in the same period last year.

•	SLF Canada life and health sales were $130 million in the third quarter of 2013, compared to $165 million in the third quarter of 2012, primarily reflecting lower sales in GB, partially offset by higher sales in Individual Insurance
•	SLF U.S. life and health sales were $158 million in the third quarter of 2013, compared to $108 million in the third quarter of 2012, driven by higher sales in International Individual Insurance, voluntary benefits and stop loss
•	SLF Asia life and health sales were $158 million in the third quarter of 2013, compared to $149 million in the third quarter of 2012, mainly due to higher sales in the Philippines, Hong Kong and Indonesia, and inclusion of Malaysia sales, largely offset by lower sales in India and China

Total Company wealth sales were $29.1 billion in the third quarter of 2013, compared to $23.3 billion in the third quarter of 2012.

•	SLF Canada wealth sales were $2.2 billion in the third quarter of 2013, compared to $2.0 billion in the third quarter of 2012, mainly reflecting higher sales in Individual Wealth
•	SLF U.S. wealth sales were $214 million in the third quarter of 2013, compared to $163 million in the third quarter of 2012, due to higher International Investment Product sales
•	SLF Asia wealth sales were $302 million in the third quarter of 2013, compared to $194 million in the third quarter of 2012, primarily driven by increased mutual fund sales in the Philippines and MPF sales in Hong Kong
•	MFS gross sales were $26.4 billion in the third quarter of 2013, compared to $21.0 billion in the third quarter of 2012, mainly attributable to the impact of continued strong fund performance

Assets Under Management
AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company. As the sale of our U.S. Annuity Business was completed during the quarter, AUM as at September 30, 2013 are of the Continuing Operations only.

AUM (Continuing Operations) were $590.5 billion as at September 30, 2013, compared to AUM (Combined Operations) of $532.9 billion as at December 31, 2012. The increase in AUM of $57.6 billion between December 31, 2012 and September 30, 2013 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $50.6 billion;
(ii)	net sales of mutual, managed and segregated funds of $21.9 billion;
(iii)	an increase of $13.1 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iv)	other business growth of $6.2 billion; partially offset by
(v)	a decrease of $29.6 billion as a result of the sale of U.S. Annuity Business, net of $13.9 billion AUM that we continue to manage;
(vi)	a decrease of $4.0 billion from the change in value of FVTPL assets and liabilities; and
(vii)	a decrease of $0.6 billion related to the sale of MFS McLean Budden's private wealth business.

AUM increased $75.6 billion between September 30, 2012 and September 30, 2013. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $61.7 billion;
(ii)	net sales of mutual, managed and segregated funds of $26.0 billion, net of the inflow from Sun Capital Advisers in the fourth quarter of 2012;
(iii)	an increase of $15.8 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iv)	other business growth of $7.4 billion; partially offset by
(v)	a decrease of $29.6 billion as a result of the sale of U.S. Annuity Business, net of $13.9 billion AUM that we continue to manage;
(vi)	a decrease of $4.5 billion from the change in value of FVTPL assets and liabilities; and
(vii)	a decrease of $1.2 billion related to the sale of MFS McLean Budden's private wealth business.

Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets (Continuing Operations) were $121.2 billion as at September 30, 2013, compared to total general fund assets (Combined Operations) of $133.2 billion as at December 31, 2012. The decrease in general fund assets from December 31, 2012 was primarily a result of $14.8 billion of assets included in the disposition of the U.S. Annuity Business, $4.0 billion reduction from the change in value of FVTPL assets and liabilities, partially offset by positive currency movements of $0.6 billion and business growth of $6.2 billion.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $81.6 billion as at September 30, 2013 decreased by $0.6 billion compared to December 31, 2012, mainly due to changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities), partially offset by currency movements and the balances arising from new policies.

Shareholders' equity, including preferred share capital, was $16.6 billion as at September 30, 2013, compared to $16.4 billion as at December 31, 2012. The $0.2 billion increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $480 million in 2013, which includes $674 million loss on disposition on the sale of our U.S. Annuity Business, before preferred share dividends of $88 million;
(ii)	an increase of $306 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	proceeds of $153 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $53 million from stock options exercised and $6 million from stock-based compensation; and
(iv)	changes in liabilities for defined benefit plans of $200 million; partially offset by
(v)	common share dividend payments of $641 million; and
(vi)	net unrealized losses on AFS assets in other comprehensive income ("OCI") of $284 million.

As at November 4, 2013, Sun Life Financial Inc. had 607.2 million common shares and 102.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q3'13	Q3'12(1)
Net cash and cash equivalents, beginning of period	2,751	4,654
Cash flows provided by (used in):
Operating activities	615	(480)
Investing activities	154	(56)
Financing activities	(219)	(262)
Changes due to fluctuations in exchange rates	77	(32)
Increase (decrease) in cash and cash equivalents	627	(830)
Net cash and cash equivalents, end of period	3,378	3,824
Short-term securities, end of period	3,971	2,745
Net cash, cash equivalents and short-term securities, end of period	7,349	6,569
(1) Prior periods have been restated for changes in accounting policies. See Note 2 in our interim consolidated financial statements.

Net cash, cash equivalents and short-term securities were $7.3 billion at the end of the third quarter of 2013, compared to $6.6 billion at the end of the third quarter of 2012.

Cash provided by operating activities was $1.1 billion higher in the third quarter of 2013 than the same period last year, primarily due to higher realized gains on investments and lower net purchases of investments in the third quarter of 2013. Cash used in investing activities was $154 million in the third quarter of 2013, up $210 million from the third quarter of 2012. Cash provided by investing activities included $165 million related to the cash proceeds from the sale of our U.S. Annuity Business of $1,580 million, net of cash and cash equivalents of the Discontinued Operations of $1,415 million. Cash used in financing activities was $219 million in the third quarter of 2013, compared to $262 million used in financing activities in the third quarter of 2012. This decrease is mainly attributable to the higher dividends paid on common and preferred shares.

Income Taxes
In the third quarter of 2013, our effective tax rates, both on an operating and reported basis, are below the statutory income tax rate of 26.5% (26.5% in 2012) due to a sustainable stream of tax benefits, such as income subject to lower tax rates in foreign jurisdictions, a range of tax exempt investment income and other items. Our effective tax rate in the quarter was further reduced mainly as a result of higher income reported in lower-tax jurisdictions. During the quarter, we also reported a benefit resulting from the recognition of previously unrecognized tax losses in SLF U.K., partially offset by the effect of corporate income tax rate reductions enacted during the quarter in the U.K. and other adjustments with respect to prior years.

In the third quarter of 2013, we had income tax expense of $71 million on operating income from Continuing Operations before taxes of $533 million, which resulted in an effective tax rate of 13.3%. This compares to income tax expense of $96 million on operating income from Continuing Operations before taxes of $591 million and an effective tax rate of 16.2% in the third quarter of 2012. Based on the reported income from Continuing Operations before taxes of $414 million and income tax expense of $58 million, our effective income tax rate was 14.0% in the third quarter of 2013. This compares to income tax expense of $93 million on reported income from Continuing Operations before taxes of $573 million and an effective tax rate of 16.2% in the third quarter of 2012.

Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. The quarterly results in 2013 are presented on a Continuing Operations basis. Our results for 2012 and 2011 are presented on a Combined Operations basis, consistent with the management of our operations during those periods. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	--------Continuing Operations------------			------------Combined Operations--------------
($ millions, unless otherwise noted)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12	Q2'12	Q1'12	Q4'11
Common shareholders' net income (loss)
Operating(1)	422	431	448	453	401	98	727	(221)
Reported	324	391	410	395	383	90	686	(525)
Diluted EPS ($)
Operating(1)	0.69	0.71	0.75	0.76	0.68	0.17	1.24	(0.38)
Reported	0.53	0.64	0.68	0.65	0.64	0.15	1.15	(0.90)
Basic Reported EPS ($)
Operating(1)	0.70	0.71	0.75	0.76	0.68	0.17	1.24	(0.38)
Reported	0.53	0.65	0.68	0.66	0.64	0.15	1.17	(0.90)
Operating net income (loss) by segment(1)
SLF Canada(1)	215	210	263	149	221	186	239	182
SLF U.S.(1)	105	126	65	211	18	(148)	434	(511)
MFS(1)	120	104	101	85	80	68	69	68
SLF Asia(1)	18	46	51	50	35	15	29	44
Corporate(1)	(36)	(55)	(32)	(42)	47	(23)	(44)	(4)
Total operating net income (loss)(1)	422	431	448	453	401	98	727	(221)
(1) Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Continuing Operations
Second Quarter 2013
Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors. Non-capital market related assumption changes and management actions added $11 million to net income in the second quarter of 2013. Net income from Discontinued Operations in the second quarter of 2013 reflected positive impacts from rising interest rates, swap spread movements and credit experience, partially offset by unfavourable impacts from equity markets and basis risk.

First Quarter 2013
Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience. Non-capital market related assumption changes and management actions added $7 million to net income in the first quarter of 2013. Operating net income from Discontinued Operations in the first quarter of 2013 benefited from higher equity markets and interest rates, positive basis risk and favourable credit experience.

Combined Operations
Fourth Quarter 2012
Operating net income of $453 million in the fourth quarter of 2012 reflected favourable impacts from equity markets, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Gains from investment activity on insurance contract liabilities and positive credit experience were offset by unfavourable expense-related items as well as lapse and other policyholder behaviour experience. Non-capital market related assumption changes and management actions added $61 million to net income in the fourth quarter of 2012.

Third Quarter 2012
Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and negative impact from credit spread movements.

Second Quarter 2012
The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macroeconomic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

First Quarter 2012
The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in SLF Canada's GB business.

Fourth Quarter 2011
The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

Discontinued Operations
The results of our U.S. Annuity Business are presented as Discontinued Operations on the Consolidated Statements of Operations. The sale of this business completed effective August 1, 2013.

The following table sets out select financial information associated with our Discontinued Operations for the three months ended and nine months ended September 30, 2013 and September 30, 2012.

	Quarterly results		Year to date
($ millions, unless otherwise noted)	Q3'13	Q3'12	2013	2012
Net Income - Reported
Common shareholders' net income (loss) from Discontinued Operations	(844)	(58)	(733)	69
Net loss on the sale of Discontinued Operations	(674)	—	(674)	—
Diluted EPS from Discontinued Operations ($)	(1.37)	(0.10)	(1.20)	0.12
Basic EPS from Discontinued Operations ($)	(1.39)	(0.10)	(1.22)	0.12

Investments
We had total general fund invested assets of $106.7 billion as at September 30, 2013. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 84.2% of the general fund invested assets are invested in cash and fixed income investments. Equity securities and investment properties represented 4.6% and 5.8% of the portfolio, respectively. The remaining 5.4% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.(1)

	September 30, 2013		December 31, 2012 (2)
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,352	6.9%	7,026	6.7%
Debt securities - FVTPL	42,412	39.7%	43,773	41.4%
Debt securities - AFS	10,929	10.2%	10,589	10.0%
Equity securities - FVTPL	4,181	3.9%	4,169	4.0%
Equity securities - AFS	731	0.7%	857	0.8%
Mortgages and loans	29,195	27.4%	27,248	25.8%
Derivative assets	1,150	1.1%	2,113	2.0%
Other invested assets	1,836	1.7%	1,272	1.2%
Policy loans	2,752	2.6%	2,681	2.5%
Investment properties	6,174	5.8%	5,942	5.6%
Total invested assets	106,712	100%	105,670	100%
(1) The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
(2) Values as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale.

Debt Securities
As at September 30, 2013, we held $53.3 billion of debt securities, which represented 50.0% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 68.2% of the total debt securities as at September 30, 2013, compared to 69.9% as at December 31, 2012. Debt securities rated "BBB" or higher represented 97.0% of total debt securities as at September 30, 2013, 1.2% lower than at December 31, 2012.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66.0% of our total debt securities as at September 30, 2013, compared to 64.3% as at December 31, 2012. Total government issued or guaranteed debt securities as at September 30, 2013 were $18.1 billion, compared to $19.4 billion as at December 31, 2012. Of this amount, $1.5 billion relates to debt securities issued by the U.S. government and other U.S. agencies. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at September 30, 2013 with the exception of certain countries where we have business operations, including Canada, the United States, the U.K. and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

	September 30, 2013		December 31, 2012
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	11,786	1,879	12,902	1,718
United States	1,480	4,450	1,569	4,485
United Kingdom	1,885	1,533	1,912	1,391
Eurozone
France	16	75	16	76
Germany	138	39	179	20
Greece	—	—	—	—
Ireland	—	—	—	—
Italy	—	—	—	5
Netherlands	3	388	2	342
Portugal	—	—	—	—
Spain	—	45	—	37
Residual Eurozone	2	265	—	197
Other	2,827	887	2,825	993
Total	18,137	9,561	19,405	9,264

Our gross unrealized losses as at September 30, 2013 for FVTPL and AFS debt securities were $1.05 billion and $0.13 billion, respectively, compared with $0.17 billion and $0.03 billion, respectively, as at December 31, 2012. Gross unrealized losses as at September 30, 2013 included $0.01 billion related to Eurozone sovereign and financial debt securities.

Our debt securities as at September 30, 2013 included $9.6 billion invested in the financial sector, representing approximately 17.9% of our total debt securities, or 9.0% of our total invested assets. This compares to $9.3 billion, or 17.0%, of the debt security portfolio as at December 31, 2012.

Asset-backed Securities
Our debt securities as at September 30, 2013 included $3.4 billion of asset-backed securities reported at fair value, representing approximately 6.4% of our debt securities, or 3.2% of our total invested assets, which was $1.5 billion higher than the level reported as at December 31, 2012. The credit quality of asset-backed securities remained relatively stable during the third quarter of 2013.

Asset-backed Securities

	September 30, 2013				December 31, 2012 (1)
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,617	1,642	82.2%	824	896	95.2%
Residential mortgage-backed securities
Agency	498	497	100.0%	321	337	100.0%
Non-agency	320	288	21.5%	43	47	95.7%
Collateralized debt obligations	96	103	26.2%	75	70	26.0%
Other(2)	930	900	87.4%	592	598	99.1%
Total asset-backed securities	3,461	3,430	79.4%	1,855	1,948	94.7%
(1) Amounts do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale as at December 31, 2012.
(2) Other includes sub-prime, a portion of the Company's exposure to Alternative-A, and other asset-backed securities.

The sale of our U.S. Annuity Business closed effective August 1, 2013. With the close of the sale, $869 million of asset-backed securities classified as held for sale in prior quarters have been reallocated to support other lines of business in the Continuing Operations. The $869 million is comprised of, $440 million of commercial mortgage-backed securities, $249 million of residential mortgage-backed securities, $24 million of collateralized debt obligations, and $156 million of Other. Thirty percent are rated "BBB" and above, most of which are commercial mortgage-backed securities. The remaining increase in this portfolio is related to continued investment in highly rated asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen improvement in housing as demand continues to be fueled by mortgage rates, which are attractive and affordable relative to renting. The increase in sales of existing homes and the limited construction of new homes has decreased levels of visible home inventory, which has led to higher housing prices in 2012 and 2013. While foreclosure and delinquency status have decreased, both remain elevated relative to pre-crisis levels. The overall environment could have an adverse impact on our asset-backed securities portfolio.

Mortgages and Loans
Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at September 30, 2013, we had a total of $29.2 billion in mortgages and loans compared to $27.2 billion as at December 31, 2012. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.1 billion. Our loan portfolio, which consists of private placement assets, was $17.0 billion. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets, and this activity is reflected in the consistent increases seen period over period in our loan portfolio. Mortgages and loans by geographic location are set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor's parent.

Mortgages and Loans by Geography

	September 30, 2013			December 31, 2012
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,350	10,911	18,261	7,457	9,946	17,403
United States	4,763	4,025	8,788	4,515	3,399	7,914
United Kingdom	7	466	473	22	420	442
Other	—	1,673	1,673	—	1,489	1,489
Total	12,120	17,075	29,195	11,994	15,254	27,248

As at September 30, 2013, our mortgage portfolio of $12.1 billion consisted mainly of commercial mortgages, spread across approximately 2,800 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 55%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2012. The Canada Mortgage and Housing Corporation insures 21.4% of the Canadian commercial mortgage portfolio.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets have not recovered to the same extent. There are signs of increased secondary market demand for stressed loans. However, recovery will depend on an increase in real estate demand, which in turn is dependent upon further job creation.

Mortgages and Loans Past Due or Impaired

	September 30, 2013
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	12,036	17,052	29,088	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	140	35	175	56(1)	12	68
Total	12,176	17,087	29,263	56	12	68

	December 31, 2012
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	11,865	15,230	27,095	—	—	—
Past due:
Past due less than 90 days	7	—	7	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	201	40	241	79(1)	16	95
Total	12,073	15,270	27,343	79	16	95
(1) Includes $33 million of sectoral provisions as at September 30, 2013 and $42 million of sectoral provisions as at December 31, 2012.

Impaired mortgages and loans, net of allowance for losses, amounted to $107 million as at September 30, 2013, $39 million lower than the December 31, 2012 level for these assets. The net carrying value of impaired mortgages amounted to $84 million as at September 30, 2013, $38 million lower than December 31, 2012. The majority of this net decrease is related to the sale of impaired mortgages. The allowance for losses related to impaired mortgages amounted to $56 million as at September 30, 2013, $23 million lower than December 31, 2012. The sectoral provision related to mortgages included in the allowance for losses decreased by $9 million to $33 million resulting from evidence of stabilization and an improved outlook within the portfolio. The majority of the impaired mortgage loans are in the United States.

Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2013 was $1,525 million compared to $1,468 million as at December 31, 2012 for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. The increase of $57 million reflects updates to our asset default assumptions, provisions on asset-backed securities retained by the Continuing Operations in SLF Canada and SLF U.S. from the Discontinued Operations, offset by expected quarterly releases in the provision. The provision represents 2.2% of the fixed income assets supporting insurance contract liabilities as at September 30, 2013, consistent with December 31, 2012.

Derivative Financial Instruments
The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	September 30, 2013	December 31, 2012
Net fair value	372	1,519
Total notional amount	43,265	42,478
Credit equivalent amount	741	953
Risk-weighted credit equivalent amount	7	8

The total notional amount of derivatives in our portfolio increased to $43.3 billion as at September 30, 2013, from $42.5 billion at the end of 2012. This increase was primarily attributable to increases in interest rate contracts for the purpose of duration matching activities. The net fair value of derivatives decreased to $372 million as at September 30, 2013, from $1,519 million at the end of 2012. This decrease was primarily due to the impact of increasing swap rates on our interest rate swap portfolio and the impact of the depreciation of the Canadian dollar on our currency contract portfolio.

Capital Management
Our total capital consists mainly of common shareholders' equity, preferred shareholders' equity and subordinated debt. As at September 30, 2013, our total capital was $19.8 billion, down from $20.0 billion as at December 31, 2012. The decrease in total capital was primarily the result of the redemption of subordinated debentures and the dividends on common shares of $488 million (net of the dividend reinvestment and share purchase plan), partially offset by common shareholders' net income of $392 million and OCI of $219 million. Net income reflects the losses related to the sale of our U.S. Annuity Business.

Sun Life Assurance's MCCSR ratio was 216% as at September 30, 2013, compared to 209% as at December 31, 2012. MCCSR increased in the first nine months of 2013 as a result of strong earnings from favourable market experience, changes in regulatory requirements, and net of financing activities. As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 Employee Benefits, relating to cumulative changes in liabilities for defined benefit plans, as per the Office of the Superintendent of Financial Institutions' 2013 MCCSR Guideline. Sun Life Assurance is phasing in a reduction of approximately $155 million to its available capital over eight quarters, ending in the fourth quarter of 2014. Any quarterly changes in the liabilities for defined benefit plans impacting available capital for Sun Life Assurance will be phased in over 12 quarters.

Risk Management
We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations, including the comparative period of December 31, 2012. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities
Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the third quarter of 2013, we realized $39 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations. At September 30, 2013, the net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $201 million and $119 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2013 and December 31, 2012.

Interest Rate and Equity Market Sensitivities

As at September 30, 2013(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(250)	$(100)	$100	$150
Segregated Funds(4)	$—	$—	$—	$—
Fixed Annuity and Other	$(50)	$—	$—	$—
Total	$(300)	$(100)	$100	$150

Potential impact on OCI(5)	$350	$150	$(150)	$(300)
Potential impact on MCCSR(6)(8)	5% points decrease	2% points decrease	1% points increase	2% points increase

Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(200)	$(100)	$50	$150
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)(8)	11% points decrease	5% points decrease	3% points increase	6% points increase

As at December 31, 2012(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)
Individual Insurance	$(300)	$(150)	$100	$200
Segregated Funds(4)	$—	$—	$—	$—
Fixed Annuity and Other	$—	$—	$—	$(50)
Total	$(300)	$(150)	$100	$150

Potential impact on OCI(5)	$300	$150	$(150)	$(300)
Potential impact on MCCSR(6)	6% points decrease	3% points decrease	1% point increase	3% points increase

Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(150)	$(50)	$50	$100
Potential impact on OCI(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(6)	8% points decrease	3% points decrease	4% points increase	5% points increase

(1) Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2) Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2013 and December 31, 2012, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2013 and December 31, 2012, respectively, and include new business added and product changes implemented prior to such dates.
(4) Segregated Funds is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.
(5) A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.
(6) The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2013 and December 31, 2012, respectively. This excludes the impact on assets and liabilities that are in Sun Life Financial Inc. but not included in Sun Life Assurance.
(7) Represents the respective change across all equity markets as at September 30, 2013 and December 31, 2012, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(8) MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

Credit Spread and Swap Spread Sensitivities
We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of September 30, 2013, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $100 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $100 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

As of September 30, 2013, we estimate that a 20 basis point increase in swap spread levels would decrease net income by approximately $50 million and a decrease of 20 basis points in swap spread levels would increase net income by approximately $50 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products
Most of our sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products are the reinvestment risk related to future premiums on regular premium policies, and asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and are rebalanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow policyholders to surrender their policies at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Funds
Approximately half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at September 30, 2013
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,570	275	11,208	48
SLF U.S.	4,483	228	4,519	74
Run-off reinsurance(4)	2,586	492	1,976	480
Total	19,639	995	17,703	602

As at December 31, 2012
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(4)	2,335	597	2,106	500
Total	18,680	1,389	18,001	1,089
(1) The amount at risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2) For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3) The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4) The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2012 to September 30, 2013 was primarily as a result of the following factors:

(i)	fund values increased due to favorable equity market movements and the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to favourable equity market movements;
(iii)	the value of guarantees decreased due to the natural run-off of the block net of new business written, partially offset by the weakening of the Canadian dollar against the U.S. dollar; and
(iv)	insurance contract liabilities decreased due to favourable equity market and interest rate movements.

Segregated Fund Hedging
We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at September 30, 2013, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2013.

Impact of Segregated Fund Hedging for Continuing Operations

($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(150)	(300)	(200)	(550)
Hedging impact	150	300	150	450
Net of hedging	—	—	(50)	(100)

(1) Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2) Net income sensitivities have been rounded to the nearest $50 million.
(3) Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4) Represents the change across all equity markets as at September 30, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk
We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2013 would decrease net income by approximately $150 million. Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2013 would increase net income by approximately $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2012 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other than proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2013 and December 31, 2012. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the September 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2013 and December 31, 2012, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters
Information concerning legal and regulatory matters is provided in our annual consolidated financial statements, annual MD&A and AIF, for the year ended December 31, 2012.

Changes in Accounting Policies

Changes Adopted in 2013
We have adopted a number of new and amended IFRS standards in the current year. For additional information, refer to Note 2 in our interim consolidated financial statements.

Future Accounting Changes
In June 2013, the International Accounting Standards Board ("IASB") issued its second exposure draft on Insurance Contracts. Comments were due by October 25, 2013. We submitted our response to the IASB and are continuing to monitor the development of this new standard. Although a specific effective date has not been proposed, the IASB expects the standard to be effective approximately three years after the issuance of a final standard.

Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period beginning on July 1, 2013 and ended on September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to stakeholders in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results & reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating net income (loss) excluding the net impact of market factors, operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliations of Select Net Income Measures from Continuing Operations

($ millions, unless otherwise noted)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12
Net income from Continuing Operations	324	391	410	284	441
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(2)	9	14	(6)	16
Fair value adjustments on share-based payment awards at MFS	(59)	(42)	(52)	(39)	(34)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(22)	—	—	—	—
Restructuring and other related costs	(15)	(7)	—	(4)	—
Operating net income (loss) from Continuing Operations	422	431	448	333	459

Net equity market impact	21	(14)	47	13	34
Net interest rate impact	27	57	(1)	(63)	(70)
Net gains from changes in the fair value of real estate	9	4	5	20	13
Actuarial assumption changes driven by changes in capital market movements	28	—	5	21	(10)
Operating net income (loss) excluding the net impact of market factors	337	384	392	342	492

Reported EPS from Continuing Operations (diluted) ($)	0.53	0.64	0.68	0.47	0.74
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	—	0.01	0.02	(0.01)	0.03
Fair value adjustments on share-based payment awards at MFS ($)	(0.10)	(0.07)	(0.09)	(0.07)	(0.06)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	(0.04)	—	—	—	—
Restructuring and other related costs ($)	(0.02)	(0.01)	—	(0.01)	—
Impact of convertible securities on diluted EPS ($)	—	—	—	—	—
Operating EPS from Continuing Operations (diluted) ($)	0.69	0.71	0.75	0.56	0.77

Reconciliations of Select Net Income Measures from Combined Operations

($ millions, unless otherwise noted)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12
Net income (loss)	(520)	399	513	395	383
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(2)	9	14	(6)	16
Fair value adjustments on share-based payment awards at MFS	(59)	(42)	(52)	(39)	(34)
Loss on the sale of our U.S. Annuity Business	(674)	—	—	—	—
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(230)	—	—	—	—
Restructuring and other related costs	(15)	(44)	(14)	(7)	—
Goodwill and intangible asset impairment charges	—	—	—	(6)	—
Operating net income (loss)	460	476	565	453	401

Net equity market impact	48	(36)	109	49	89
Net interest rate impact	43	98	13	(51)	(64)
Net gains from changes in the fair value of real estate	9	4	5	20	13
Actuarial assumption changes driven by changes in capital market movements	28	—	9	15	(42)
Operating net income (loss) excluding the net impact of market factors	332	410	429	420	405

Reported EPS (diluted) ($)	(0.84)	0.65	0.85	0.65	0.64
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	—	0.01	0.02	(0.01)	0.03
Fair value adjustments on share-based payment awards at MFS ($)	(0.10)	(0.07)	(0.09)	(0.07)	(0.06)
Loss on the sale of our U.S. Annuity Business ($)	(1.10)	—	—	—	—
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	(0.38)	—	—	—	—
Restructuring and other related costs ($)	(0.02)	(0.08)	(0.02)	(0.01)	—
Goodwill and intangible asset impairment charges ($)	—	—	—	(0.01)	—
Impact of convertible securities on diluted EPS ($)	0.01	—	—	(0.01)	(0.01)
Operating EPS (diluted) ($)	0.75	0.79	0.94	0.76	0.68

Reported ROE (annualized)	(14.2)%	10.7%	14.3%	11.4%	11.3%
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.1)%	0.2%	0.4%	(0.2)%	0.5%
Fair value adjustments on share-based payment awards at MFS	(1.6)%	(1.1)%	(1.5)%	(1.1)%	(1.0)%
Loss on the sale of our U.S. Annuity Business	(18.4)%	—	—	—	—
Assumption changes and management actions related to the sale of our U.S. Annuity Business	(6.3)%	—	—	—	—
Restructuring and other related costs	(0.4)%	(1.2)%	(0.4)%	(0.2)%	—
Goodwill and intangible asset impairment charges	—	—	—	(0.2)%	—
Operating ROE (annualized)	12.6%	12.8%	15.8%	13.1%	11.8%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) foreign exchange; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada's GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12
Revenues	4,156	1,218	3,790	4,250	4,952
Adjustments
Foreign exchange	98	58	27	(3)	—
Fair value changes in FVTPL assets and liabilities	(323)	(3,356)	(348)	(274)	1,233
Reinsurance in SLF Canada's GB operations	(1,099)	(1,090)	(1,140)	(1,074)	(1,073)
Net premiums from domestic individual insurance operations in SLF U.S.	97	111	105	103	109
Adjusted revenue	5,383	5,495	5,146	5,498	4,683

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) foreign exchange; (ii) reinsurance for the insured business in SLF Canada's GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	Q3'13	Q2'13	Q1'13	Q4'12	Q3'12
Premiums and deposits	32,859	32,642	28,917	31,882	26,060
Adjustments
Foreign exchange	1,173	766	309	(106)	—
Reinsurance in SLF Canada's GB operations	(1,099)	(1,090)	(1,140)	(1,074)	(1,073)
Net premiums and deposits from domestic individual insurance operations in SLF U.S.	97	110	120	103	110
Adjusted premiums and deposits	32,688	32,856	29,628	32,959	27,023

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements concerning the sale of our U.S. Annuity Business, (ii) statements concerning the reductions of net income from Continuing Operations due to the impact of the low interest rate environment, (iii) statements relating to our strategies, (iv) statements that are predictive in nature, (v) statements that depend upon or refer to future events or conditions, and (vi) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Actuarial Standards Update, Impact of the Low Interest Rate Environment on Continuing Operations, Goodwill Impairment Testing, Capital Management and Market Risk Sensitivities, in Sun Life Financial Inc.'s annual MD&A under the headings Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.'s 2012 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; changes or volatility in interest rates and spreads; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; the performance of equity markets; risks in implementing business strategies; risk management; market conditions that affect the Company's capital position or its ability to raise capital; risks related to the sale of our U.S. Annuity Business; downgrades in financial strength or credit ratings; risks relating to financial modelling errors; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; the ability to attract and retain employees; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to our information technology infrastructure; breaches or failure of information system security and privacy, including cyber terrorism; dependence on third-party relationships including outsourcing arrangements; risks relating to real estate investments; risks relating to operations in Asia including the Company's joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; business continuity risks; failure of information systems and Internet-enabled technology; risks relating to estimates and judgments used in calculating taxes; the impact of mergers and acquisitions; the impact of competition; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call
The Company's third quarter 2013 financial results will be reviewed at a conference call on Thursday, November 7, 2013, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q3 results from the "Investors" section on the home page 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until Q3 2014 period end. The conference call can also be accessed by phone by dialing 416 644-3414 (Toronto) or 1 800 814-4859 (Canada/U.S.).

Consolidated Statements of Operations

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2013	September 30, 2012(2)	September 30, 2013	September 30, 2012(1)
Revenue
Premiums
Gross	$3,738	$3,200	$10,855	$9,636
Less: Ceded	1,330	1,273	4,040	3,846
Net	2,408	1,927	6,815	5,790

Net investment income (loss):
Interest and other investment income	1,092	1,023	3,601	3,228
Changes in fair value through profit or loss assets and liabilities	(323)	1,233	(4,027)	2,002
Net gains (losses) on available-for-sale assets	39	16	99	103
Net investment income (loss)	808	2,272	(327)	5,333
Fee income	940	753	2,676	2,186
Total revenue	4,156	4,952	9,164	13,309

Benefits and expenses
Gross claims and benefits paid	2,926	2,756	8,884	8,364
Increase (decrease) in insurance contract liabilities	430	1,374	(1,903)	3,099
Decrease (increase) in reinsurance assets	27	125	(156)	205
Increase (decrease) in investment contract liabilities	15	19	47	29
Reinsurance expenses (recoveries)	(1,261)	(1,232)	(3,804)	(3,651)
Commissions	431	350	1,227	1,010
Net transfers to (from) segregated funds	(5)	(27)	(8)	(64)
Operating expenses	1,035	862	2,981	2,477
Premium taxes	59	58	175	177
Interest expense	85	94	261	280
Total benefits and expenses	3,742	4,379	7,704	11,926

Income (loss) before income taxes	414	573	1,460	1,383
Less: Income tax expense (benefit)	58	93	251	192
Total net income (loss) from continuing operations	356	480	1,209	1,191
Less: Net income (loss) attributable to participating policyholders	3	10	(4)	11
Shareholders' net income (loss) from continuing operations	353	470	1,213	1,180
Less: Preferred shareholders' dividends	29	29	88	90
Common shareholders' net income (loss) from continuing operations	$324	$441	$1,125	$1,090
Common shareholders' net income (loss) from discontinued operations	$(844)	$(58)	$(733)	$69
Common shareholders' net income (loss)	$(520)	$383	$392	$1,159
(1)Balances have been restated. Refer to Note 2 and Note 3 in our interim consolidated financial statements.
(2)Balances have been restated. Refer to Note 3 in our interim consolidated financial statements.

Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$0.53	$0.74	$1.87	$1.84
Basic earnings (loss) per share from discontinued operations	$(1.39)	$(0.10)	$(1.22)	$0.12
Basic earnings (loss) per share	$(0.86)	$0.64	$0.65	$1.96

Diluted earnings (loss) per share from continuing operations	$0.53	$0.74	$1.85	$1.82
Diluted earnings (loss) per share from discontinued operations	$(1.37)	$(0.10)	$(1.20)	$0.12
Diluted earnings (loss) per share	$(0.84)	$0.64	$0.65	$1.94

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	September 30, 2013	December 31, 2012 (1)	September 30, 2012 (1)
Assets
Cash, cash equivalents and short-term securities	$7,352	$7,026	$6,861
Debt securities	53,341	54,362	64,708
Equity securities	4,912	5,026	4,973
Mortgages and loans	29,195	27,248	29,035
Derivative assets	1,150	2,113	2,790
Other invested assets	1,836	1,272	1,356
Policy loans	2,752	2,681	3,222
Investment properties	6,174	5,942	5,813
Invested assets	106,712	105,670	118,758
Other assets	4,451	2,657	3,216
Reinsurance assets	3,470	3,240	3,283
Deferred tax assets	1,152	1,099	1,509
Property and equipment	647	665	617
Intangible assets	857	862	871
Goodwill	3,959	3,911	3,899
Assets of disposal group classified as held for sale		15,067
Total general fund assets	121,248	133,171	132,153
Investments for account of segregated fund holders from continuing operations	71,658	64,987	91,429
Investments for account of segregated fund holders classified as held for sale		27,668
Total assets	$192,906	$225,826	$223,582

Liabilities and equity
Liabilities
Insurance contract liabilities	$86,937	$87,275	$97,895
Investment contract liabilities	2,517	2,303	3,176
Derivative liabilities	778	594	806
Deferred tax liabilities	2	6	8
Other liabilities	9,041	8,169	8,478
Senior debentures	2,849	2,849	2,849
Subordinated debt	2,398	2,740	2,738
Liabilities of disposal group classified as held for sale		12,689
Total general fund liabilities	104,522	116,625	115,950
Insurance contracts for account of segregated fund holders from continuing operations	65,085	59,025	85,332
Investment contracts for account of segregated fund holders from continuing operations	6,573	5,962	6,097
Insurance contracts for account of segregated fund holders classified as held for sale		27,668
Total liabilities	$176,180	$209,280	$207,379

Equity
Issued share capital and contributed surplus	$10,833	$10,621	$10,549
Retained earnings and accumulated other comprehensive income	5,893	5,925	5,654
Total equity	$16,726	$16,546	$16,203
Total liabilities and equity	$192,906	$225,826	$223,582
(1) Balances have been restated. Refer to Note 2 in our interim consolidated financial statements.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2013, the Sun Life Financial group of companies had total assets under management of $590 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE: Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Frank Switzer
Vice-President, Corporate Communications
Tel: 416 979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President, Investor Relations
Tel: 416 979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:10e 06-NOV-13